parmalat

05012807

Office of International Corpc
Division of Corporation Fina
Securities and Exchange Con
100 F Street, NE
Washington, D.C. 20549

Collecchio, November 8, 2005

Re: Parmalat S.p.A. File No. 82-34888
Information Furnished Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

The enclosed is being submitted to the Securities and Exchange Commission (the "Commission") by Parmalat S.p.A., a stock corporation organized under the laws of the Republic of Italy (the "Company"), pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in order to maintain the Company's exemption from Section 12(g) of the Exchange Act under Rule 12g3-2(b) of the Exchange Act.

All information and documents furnished herewith, and which may be furnished in the future, to the Commission by the Company under Rule 12g3-2(b) are being, and in the future will be, furnished to the Commission with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Should you require any additional information, or if you have any questions, please contact the undersigned.

Kindly acknowledge receipt of this letter and accompanying materials and documents by stamping and returning the enclosed copy of this letter provided for your convenience.

Very Truly Yours,

Parmalat S.p.A.
Head of Corporate Affairs
Simona Pesce

Enclosures

parmalat

PRESS RELEASE

(Issued outside the United States)

Appointment of new Board of Directors and Board of Statutory Auditors

Collecchio (Parma), 8 November 2005 – Parmalat S.p.A. announces that today the Shareholders' Meeting was held to elect the new Board of Directors and Board of Statutory Auditors of the company.

The appointed members of the Board of Directors are:

1. Enrico Bondi
2. Vittorio Mincato (independent)
3. Raffaele Picella
4. Marco De Benedetti (independent)
5. Piergiorgio Alberti
6. Andrea Guerra (independent)
7. Carlo Secchi (independent)
8. Massimo Confortini (independent)
9. Marzio Saà (independent)
10. Erder Mingoli (independent)
11. Ferdinando Superti Furga (independent)

For the Board of Statutory Auditors:

1. Alessandro Dolcetti (effective)
2. Enzio Bermani (effective)
3. Mario Magenes (effective)
4. Massimo Di Terlizzi (alternate)
5. Marco Lovati (alternate)

For the vote to nominate the Board of Directors 270,798,433 shares were represented equivalent to 16.91% of the equity capital.

The result was as follows:

Votes in favour: 265,756,439 representing 98.14% of the total
Votes against: 2,332,768 representing 0.86% of the total
Abstentions: 2,708,226 representing 1.00% of the total
Not voting: 1,000

For the vote to nominate the Board of Statutory Auditors 270,796,058 shares were represented equivalent to 16.60% of the equity capital.

The result was as follows:

Votes in favour: 265,789,768 representing 98.15% of the total
Votes against: 2,179,779 representing 0.80% of the total
Abstentions: 2,825,511 representing 1,04% of the total
Not voting: 1,000

The meeting further agreed on the compensation of the Board of Directors which will amount to a total of Euros 1,000,000 including compensation for the for the Chairman and for the CEO. It also approved additional remuneration for those Directors who will form the Company's internal committees as provided for by the Corporate Governance of the Company, related to their

presence at the relevant meetings, of Euros 3,000 per member for each meeting and of Euros 5,000 for each meeting for the Chairman of the Committee.

Each member of the Board of Statutory Auditors will receive annually Euros 35,000, while the Chairman of the Board of Statutory Auditors will receive Euros 50,000.

The term of the above-mentioned Boards will expire at the Shareholders Meeting to approve the Company's balance sheet as at 31 December 2007.

The curriculum vitae of the members of the above-mentioned Boards will be available on the Parmalat website www.parmalat.com

Parmalat S.p.A.

Corporate contacts
e-mail: affari.societari@parmalat.net

This press release is not an offer for sale in the United States. The securities offered pursuant to the Proposal of Composition may not be offered or sold in the United States without registration for purposes of the United States Securities Act of 1933 or without an exemption from registration under United States laws. Any and all offers of securities must be made only by means of a prospectus containing detailed information on the issuer and on its economic and financial situation.

parmalat

RECEIVED

2005 NOV 28 A 11:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Collecchio, November 9, 2005

Re: Parmalat S.p.A. File No. 82-34888
Information Furnished Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

The enclosed is being submitted to the Securities and Exchange Commission (the "Commission") by Parmalat S.p.A., a stock corporation organized under the laws of the Republic of Italy (the "Company"), pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in order to maintain the Company's exemption from Section 12(g) of the Exchange Act under Rule 12g3-2(b) of the Exchange Act.

All information and documents furnished herewith, and which may be furnished in the future, to the Commission by the Company under Rule 12g3-2(b) are being, and in the future will be, furnished to the Commission with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Should you require any additional information, or if you have any questions, please contact the undersigned.

Kindly acknowledge receipt of this letter and accompanying materials and documents by stamping and returning the enclosed copy of this letter provided for your convenience.

Very Truly Yours,

Parmalat S.p.A.
Head of Corporate Affairs
Simona Pesce

Enclosures

parmalat

PRESS RELEASE
(Issued outside the United States)

Progress report on the implementation of corrective actions taken to upgrade the management control system of Parmalat S.p.A.

According to the provisions of the Prospectus, chapter XII, paragraph 12.2, Parmalat S.p.A. announces that Reply S.p.A., company in charge for the purpose of assessing the progress made in implementing this project, in a letter dated November 8, 2005, indicated that the actions planned to improve the Company's management control system are being implemented on schedule.

Collecchio (Parma), November 9, 2005

Parmalat S.p.A.

Corporate contacts
e-mail: affari.societari@parmalat.net

parmalat

RECEIVED

2005 NOV 28 A 11:27

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Collecchio, November 11, 2005

Re: Parmalat S.p.A. File No. 82-34888
Information Furnished Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

The enclosed is being submitted to the Securities and Exchange Commission (the "Commission") by Parmalat S.p.A., a stock corporation organized under the laws of the Republic of Italy (the "Company"), pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in order to maintain the Company's exemption from Section 12(g) of the Exchange Act under Rule 12g3-2(b) of the Exchange Act.

All information and documents furnished herewith, and which may be furnished in the future, to the Commission by the Company under Rule 12g3-2(b) are being, and in the future will be, furnished to the Commission with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Should you require any additional information, or if you have any questions, please contact the undersigned.

Kindly acknowledge receipt of this letter and accompanying materials and documents by stamping and returning the enclosed copy of this letter provided for your convenience.

Very Truly Yours,

Parmalat S.p.A.
Head of Corporate Affairs
Simona Pesce

Enclosures

Parmalat Spa Sede: Via 0. Grassi, 26 43044 Collecchio (Parma) Italia Tel.+39.0521.8081 Fax +39.0521.808322
Cap. Soc. € 1.600.926.818 i.v. R.E.A. Parma n. 228069 Reg. Imprese Parma n. 04030970968 Cod. Fisc. e P. IVA n. 04030970968

PRESS RELEASE
(Issued outside the United States)

Report of the auditing company

Parmalat S.p.A. announces that the report of Pricewaterhouse Coopers S.p.A. concerning the consolidated and non-consolidated pro-forma results as at 30 June 2005 is available to anyone who applies at the company head office in Collecchio (Parma) Via Oreste Grassi 26 and at Borsa Italiana S.p.A.; it can also be consulted on the Internet site www.parmalat.com

Parmalat S.p.A.

Collecchio, November 11, 2005

Corporate contacts
e-mail: affari.societari@parmalat.net

This press release is not an offer for sale in the United States. The securities offered pursuant to the Proposal of Composition may not be offered or sold in the United States without registration for purposes of the United States Securities Act of 1933 or without an exemption from registration under United States laws. Any and all offers of securities must be made only by means of a prospectus containing detailed information on the issuer and on its economic and financial situation.